
December 23, 2011

<u>Via E-mail</u>
Gerald L. Hassell
Chairman, President and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

     Re: **The Bank of New York Mellon Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              Form 10-Q for the Quarterly Period Ended March 31, 2011
              Filed May 9, 2011
              Form 10-Q for the Quarterly Period Ended June 30, 2011
              Filed August 8, 2011
              File No. 000-52710

Dear Mr. Hassell:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Stephanie L. Hunsaker for

                  Suzanne Hayes
                  Assistant Director